Mail Stop 3561

May 22, 2008

UVia Fax & U.S. Mail

John P. Cosaert
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, IA 52317

      **Re:**    **Heartland Express, Inc.**
            **Form 10-K for the fiscal year ended December 31, 2007**
            **Filed February 28, 2008**
            **File No. 000-15087**

Dear Mr. Cosaert:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2007

Consolidated Statements of Cash Flows

1.    We note from your consolidated statements of cash flows that you have
      presented purchases and sales of municipal bonds and other investments on a
      net basis in your consolidated statements of cash flows. In future filings,
      please revise to present purchases sales and maturities of investments on a
      gross basis in your consolidated statement of cash flows as required by
      paragraph 18 of SFAS No.115.

Consolidated Statements of Stockholders' Equity
Note 2. Adopted Accounting Pronouncements
Note 4. Income Taxes

2.    We note from the disclosures provided in Notes 2 and 4 that the Company
      adopted SAB 108 by recording a $15.9 million cumulative adjustment to
      retained earnings during the year ended December 31, 2006 to record a
      previously unrecorded state income tax exposure liability of $11.8 million
      and a related increase in the deferred tax liability of $4.1 million. We also
      note from the disclosures provided that the amount recorded pertains to
      potential state tax liabilities for the years 1996 through 2005 and the impact
      on deferred taxes for those same years. We also note from your disclosures
      that these errors were considered immaterial under the Company's previous
      method of evaluating misstatements.

      Please tell us and expand future filings to disclose the method previously
      utilized to evaluate misstatements prior to the adoption of SAB 108. Also,
      please provide us with an analysis indicating the dollar amounts of the
      misstatements that existed with respect to the various periods that were
      misstated along with managements' materiality analysis of the misstatements
      prior to the adoption of SAB 108. We may have further comment upon
      receipt of your response.

                              ********

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Linda Cvrkel
Branch Chief